Exhibit 12

Mediacom Communications Corporation
Schedule of Ratio of Earnings to Fixed Charges
For the Year Ended

	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
	(in thousands, except ratio amounts)
Earnings:
Net income (loss) before income taxes	$13,628	$(62,051)	$(161,458)	$(189,147)	$(149,597)
Interest expense, net	192,740	190,199	188,304	139,867	68,955
Amortization of capitalized interest	2,055	2,083	611	1,365	702
Amortization of debt issuance costs	8,725	6,696	7,183	5,725	2,992
Interest component of rent expense(a)	4,931	4,583	3,968	3,045	1,804

Earnings available for fixed charges	$222,079	$141,510	$38,608	$(39,145)	$(75,144)

Fixed Charges:
Interest expense, net	$192,740	$190,199	$188,304	$139,867	$68,955
Capitalized interest	3,012	6,957	6,778	4,221	5,317
Amortization of debt issuance costs	8,725	6,696	7,183	5,725	2,992
Interest component of rent expense(a)	4,931	4,583	3,968	3,045	1,804

Total fixed charges	$209,408	$208,435	$206,233	$152,858	$79,068

Ratio of earnings to fixed charges	1.06	—	—	—	—

Deficiency of earnings over fixed charges	$—	$(66,925)	$(167,625)	$(192,003)	$(154,212)

(a)	One-third of rent expense is the portion deemed representative of the interest factor.